WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

February 19, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcements released to the London Stock Exchange (the "LSE") on February 6, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Mason H. Drake
Authorized Representative

Enclosures

MARKS &
SPENCER

press release

04 FEB 23 AM 7:21

Issued: Friday 6 February 2004

RESIGNATION OF MARKS & SPENCER NON-EXECUTIVE DIRECTOR

Marks and Spencer Group plc is announcing that in view of her increasing commitments to London's bid for the Olympic Games for 2012, Barbara Cassani has resigned from the Board as a Non-Executive Director, with effect from 30 April 2004.

Luc Vandevelde, Chairman said: "I am sorry that Barbara has decided to leave the Board, but I fully understand her desire to concentrate solely on bringing the Olympics to Britain in 2012. Marks & Spencer would not wish to distract her in any way from such an important cause and my colleagues on the Board join me in wishing her success and thank her for her contribution."

Barbara Cassani said: "Whilst I would have liked to stay longer at Marks & Spencer, I do not believe I am able to give the role of Non-Executive Director the attention it deserves without it affecting my focus on the task of leading the Olympic bid."

Ends

For further information, please contact:

Sue Sadler	Corporate Press Office	020 7268 8642
Lisa Attenborough	Corporate PR	020 7268 6166